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SEC 1344
(7-2000)    PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions    UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
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                                                      -------------------------
                        UNITED STATES                        OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION      -------------------------
                   WASHINGTON, D.C. 20549             OMB Number:     3235-0058
                                                      -------------------------
                         FORM 12b-25                  Expires:
                                                      -------------------------
                 NOTIFICATION OF LATE FILING          Estimated average burden
                                                      hours per response ..2.50
                                                      -------------------------
(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K  -------------------------
/ /Form 10-Q / /Form N-SAR                            SEC FILE NUMBER
                                                      000-29973
                                                      -------------------------
                                                      CUSIP NUMBER
                                                      834264 10 3
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For Period Ended: 12/31/01

/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Solomon Alliance Group Inc.
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Full Name of Registrant


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Former Name if Applicable

3025 Windward Plaza, Suite 300
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Address of Principal Executive Office (STREET AND NUMBER)

Alpharetta, GA 30005
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached narrative.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas I. Weston, Jr.                   (770)               753-3130
    ---------------------------------- ----------------- ----------------------
    (Name)                               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Solomon Alliance Group, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date         04/01/02                        By /s/ Thomas I. Weston, Jr.,
        ---------------------------------------    ----------------------------
                                                   President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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SOLOMON ALLIANCE GROUP, INC.
FORM 12b-25
PART III -- NARRATIVE
APRIL 1, 2002

Registrant is a development stage company. The Company acquired all the assets of Synoptel Corporation on September 6, 2001. Registrant's two employees have had to spend a substantial amount of the Registrant's limited resources in fund raising efforts and integrating the new operations into Registrant. In addition, the Registrant's President was out of the country on business for over two weeks in January and February of 2002. As a result of its limited resources, the Registrant has not been able to assemble all the required information in a timely fashion without unreasonable effort and expense.